FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from April 1, 2026 to April 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 14, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from April 1, 2026 to April 30, 2026 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on May 14, 2026]

Class of Shares: Common Stock

1.	Status of repurchase
(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of April 30, 2026

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (January 30, 2026) (Period of repurchase: from February 17, 2026 to September 30, 2026 (excluding the ten business days following the announcement of each quarterly financial results))		100,000,000	60,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)
	April 1	1,341,300	1,694,146,300
	April 2	1,629,000	2,087,677,200
	April 3	1,558,400	1,972,881,750
	April 6	1,398,500	1,773,107,150
	April 7	1,395,100	1,775,311,550
	April 8	1,398,500	1,855,637,200
	April 9	1,398,500	1,845,691,500
	April 10	1,398,500	1,832,830,000
	April 13	1,186,300	1,546,246,350
	April 14	1,213,000	1,605,058,500
	April 15	392,500	532,843,500

Total	—	14,309,600	18,521,431,000

Aggregate shares repurchased as of the end of this reporting month		46,861,200	59,999,879,300

Progress of share repurchase (%)		46.9	100.0

2.	Status of disposition

as of April 30, 2026

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) April 30	110	146,465

Subtotal	—	110	146,465

Other (exercise of stock acquisition rights)	(Date) April 1	36,800	36,800
	April 9	1,200	1,200
	April 10	2,300	2,300

Subtotal	—	40,300	40,300

Other (delivery of shares under Restricted Stock Units plan)	(Date) April 27	35,525,232	24,913,908,016

Subtotal	—	35,525,232	24,913,908,016

Total	—	35,565,642	24,914,094,781

3.	Status of shares held in treasury

as of April 30, 2026

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,088,562,601
Number of shares held in treasury	165,591,036

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before April 30, 2026.